

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2023

Timothy Sheehy
Chief Executive Officer
Bridger Aerospace Group Holdings, Inc.
90 Aviation Lane
Belgrade, MT 59714

> **Re: Bridger Aerospace Group Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 30, 2023**
> **File No. 333-269456**

Dear Timothy Sheehy:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed January 30, 2023

Cover Page

1.   Please revise your disclosure to clarify that the sponsor holds the 115,000 note shares to be registered for resale. Additionally, we note that you are also registering for resale "up to 2,488,189 shares of Common Stock . . . that were originally issued in a private placement to JCIC Sponsor," thereby indicating that the total number of shares currently held by your sponsor would be 2,603,189 shares. Please revise to reconcile with your disclosure on page 131 stating that the sponsor owns and may sell up to 2,528,189 shares of common stock pursuant to your prospectus. In this regard, we note that your current report on Form 8-K filed January 27, 2023 indicates that you issued 2,413,189 shares as opposed to 2,488,189 shares in connection with the closing of the business combination.

<u>"Future sales, or the perception of future sales, of shares of our Common Stock, by us or our stockholders in the public market . . . ", page 49</u>

2.   We note your response to comment 4, as well as your revised disclosure "that the number of shares of Common Stock that the Selling Holders can sell into the public markets pursuant to this prospectus exceeds our current free float." Please revise to also quantify what percentage the resale securities would constitute of your public float assuming the sale of all such shares, to provide investors with a more complete picture of your public float. Please make conforming changes on pages 33 and 84, and also revise your reference on page 33 to "this prospectus supplement" to instead refer to "this prospectus," if true.

<u>Liquidity and Capital Resources</u>
<u>Cash, page 83</u>

3.   We note your disclosure on page 119 that "[i]n connection with the Business Combination, stockholders owning 34,245,643 shares of JCIC Class A Ordinary Shares exercised their rights to have those shares redeemed for cash at a redemption price of approximately $10.16 per share, or an aggregate of approximately $347,800,000 million." Please disclose such amount of redemptions here and discuss the related amount of proceeds that you raised from the business combination and how such amount impacts your short- and long-term plans.

<u>Principal Securityholders, page 127</u>

4.   We note your beneficial ownership disclosure and have the following comments:

   •   Please provide the information required by Item 403 of Regulation S-K with respect to your chief financial officer Eric Gerrat.

   •   Please disclose the natural persons with investment and/or voting control over Barings LLC.

   •   Please revise your beneficial ownership disclosure pertaining to the sponsor to also include the 9,400,000 shares of common stock underlying the sponsor's warrants, or tell us why you are not required to do so.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael Heinz